GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228   Writer's DDI No. 68778278
Fax : 6225 4959

03 DEC 30 7:21



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/3000/03/LTR


03045418

23 December 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 18 December 2003 (*Sale of Property Unit at 288 Balestier Road to Hong Leong Finance Limited*);
- 18 December 2003 (*Changes within the Millennium & Copthorne Hotels plc Group*); and
- 22 December 2003 (*Memorandum of General Agreement with Trevose Crescent Development Pte Ltd*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

MASNET No. 35 OF 18.12.2003
Announcement No. 47

CITY DEVELOPMENTS LIMITED

SALE OF PROPERTY UNIT AT 288 BALESTIER ROAD TO HONG LEONG FINANCE LIMITED

The Directors of City Developments Limited (the "Company" or "CDL") wish to announce that the Company, has entered into a sale and purchase agreement with Hong Leong Finance Limited ("HLF") for the sale by CDL to HLF of the Unit #01-02 at 288 Balestier Road, Singapore 329731 (the "Unit"). The Unit, an estate in fee simple, has an area of 119 square metres.

The purchase price for the Unit is $1,281,000 after a 12% public discount. No preferential discount was given to HLF in respect of the purchase of the Unit.

The Audit Committee of CDL has reviewed the terms and conditions of the sale of the Unit and has approved the sale. The Audit Committee is of the view that the number and terms of the sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

HLF is an associate of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), a controlling shareholder of CDL. The Directors of CDL consider HLIH to be CDL's immediate and ultimate holding company.

The following Directors of CDL are also Directors of the respective companies specified below:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Tan I Tong and Sim Miah Kian are directors of HLF; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck are directors of HLIH.

The following Directors of CDL also have shareholding interests in the respective companies specified below:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Sim Miah Kian, Tan I Tong and Foo See Juan have shareholding interests in HLF; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck are Directors having shareholding interests in HLIH.

Save as disclosed herein, none of the directors of CDL has any interest, direct or indirect in the aforesaid transaction.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

18 December 2003

Submitted by Enid Ling Peek Fong, Company Secretary on 18/12/2003 to the SGX

MASNET No. 21 OF 18.12.2003
Announcement No. 33

CITY DEVELOPMENTS LIMITED

Changes within the Millennium & Copthorne Hotels plc Group

18 December 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Changes within the Millennium & Copthorne Hotels plc Group

We wish to advise that Millennium Hotel Stuttgart GmbH, a subsidiary of Millennium & Copthorne Hotels plc, in turn a subsidiary of the Company, has incorporated a wholly owned subsidiary, SI-Erlebnis-Centrum Stuttgart GmbH ("SEC").

SEC was incorporated in Germany with an authorised and issued share capital of Euro 25,000. The principal activity of SEC is that of a marketing company.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 18/12/2003 to the SGX

MASNET No. 74 OF 22.12.2003
Announcement No. 74

CITY DEVELOPMENTS LIMITED

Memorandum of General Agreement with Trevose Crescent Development Pte Ltd

The Directors of City Developments Limited (the "Company" or "CDL") wish to announce that CDL, TID Pte. Ltd. (formerly known as Trade and Industrial Development Pte Ltd) ("TID"), an interested person of the Company within the meaning of Rule 904(4) of the Listing Manual of Singapore Exchange Limited ("SGX"), and Trevose Crescent Development Pte Ltd ("Trevose Crescent"), a 50:50 joint venture company between CDL and TID, has entered into a Memorandum of General Agreement to use Trevose Crescent as the vehicle to acquire, develop and deal with certain properties along Mount Emily Road ("Mount Emily Property") which include the property sold by way of tender by Oversea-Chinese Banking Corporation Limited. The aggregate purchase consideration for the Mount Emily Property is S$87,826,000.00.

CDL's joint venture arrangement, through Trevose Crescent, with TID allows CDL to share the investment involved in the acquisition, development and dealing of the Mount Emily Property. The rights and obligations of CDL and TID in Trevose Crescent with respect to the Mount Emily Property will continue to remain on a 50:50 basis and the terms and conditions with respect to the joint venture relating to the Mount Emily Property will be substantially similar to the existing joint venture agreement between CDL, TID and Trevose Crescent dated 14 December 1996.

The Audit Committee of CDL has reviewed the transaction and is of the view that the risks and rewards of the joint venture are in proportion to the equity of each joint venture partner and the terms of the joint venture are not prejudicial to the interests of the Company and its minority shareholders.

Hong Leong Holdings Limited ("HLH") is the holding company of TID and is also a controlling shareholder of CDL. Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), a controlling shareholder of CDL, is also the holding company of HLH. The Directors of CDL consider HLIH to be CDL's immediate and ultimate holding company.

Pursuant to Rule 905(2) of the Listing Manual of SGX, the value of the aforesaid transaction when aggregated with all transactions entered into with HLIH Group to-date (excluding transactions less than S$100,000.00) in the financial year ending 31 December 2003 is S$117,439,867.40. The total value of all interested person transactions, including the abovementioned transaction entered into with the HLIH Group to-date, for the financial year ending 31 December 2003 is S$121,452,567.40.

The following Directors of CDL are also Directors of the respective companies specified :

- Messrs Kwek Leng Beng and Kwek Leng Peck are directors of TID;
- Messrs Kwek Leng Beng, Mr Kwek Leng Joo, Mr Kwek Leng Peck, Mr Chow Chiok Hock and Mr Ong Pang Boon are directors of HLH; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck are directors of HLIH.

The following Directors of CDL also have shareholding interests in the respective companies specified below:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Tan I Tong and Chow Chiok Hock have shareholding interests in HLH; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck have shareholding interests in HLIH.

Save as disclosed herein, none of the directors of CDL has any interest, direct or indirect in the aforesaid

transaction.

BY ORDER OF THE BOARD

ENID LING PEEK FONG
Company Secretary
22 December 2003

Submitted by Enid Ling Peek Fong, Company Secretary on 22/12/2003 to the SGX